PUBLIC
TREATMENT REQUESTED

19005455

SEC MISSION

SEC Mail Processing
FEB 15 2019
Washington, DC

OMB APPROVAL	
OMB Number.	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-68210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **MENSURA SECURITIES, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 PEACHTREE ROAD NW, SUITE 1600
(No. and Street)

ATLANTA	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER VAN NORT **404-939-9099**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

DB

RMS

OATH OR AFFIRMATION

I, **PETER VAN NORT**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **MENSURA SECURITIES, LLC**, as of **DECEMBER 31, 2018** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO
Title

Public Notary

SUSANNE KOVALCHECK
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JUNE 10, 2022
DEKALB COUNTY, GEORGIA

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2018
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Mensura Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mensura Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mensura Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mensura Securities, LLC's management. Our responsibility is to express an opinion on Mensura Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mensura Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Mensura Securities, LLC's auditor since 2016.

Maitland, Florida

February 4, 2019

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:		
Cash	$	851,302
Petty Cash		394
Accounts Receivable		27,750
Due from Related Parties		177,436
Prepaid Expenses and Other Assets		49,954
Total Current Assets	$	1,106,836
FIXED ASSETS:		
Fixed Assets	$	21,108
Less: Accumulated Depreciation		(20,626)
Fixed Assets - net	$	482
Total Assets	$	1,107,318

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	5,703
Total Current Liabilities	$	5,703
MEMBER'S EQUITY:	$	1,101,615
Total Liabilities and Member's Equity	$	1,107,318

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Mensura Securities, LLC (the "Company") was formed in the State of Delaware on February 9, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on December 23, 2009. The Company is an independent mergers and acquisitions advisory firm.

From the Company's formation until October 14, 2010, the Company's sole member was Mensura Holdings, LLC ("Mensura Holdings"). On October 15, 2010, the ownership of the Company was distributed to the members of Mensura Holdings, which simultaneously contributed their ownership in the Company to Asidero Holdings, LLC ("Asidero Holdings", "Member") who became the sole member. On March 31, 2015, Mensura Holdings was merged with Asidero Holdings (the surviving entity) and Asidero Holdings changed its name to The Mensura Companies, LLC ("TMC"). On April 15, 2015, TMC changed its name to Mensura Holdings. The Company's manager is Mensura Holdings, which is managed by Principito Holdings, LLC, which is managed by Alexander Graham.

Since the Company is a limited liability company ("LLC"), the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and is required by the SEC and FINRA.

Cash and Cash Equivalents
The company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be cash equivalents.

Revenues from Contracts with Customers
Revenues from contracts with customers are comprised of investment banking and advisory fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. However, advisory fees for certain contracts are recognized over time, as obligations are simultaneously provided by the Company and consumed by the customer, as services are provided. The Company identifies the specific performance obligation associated with the contract with the customer and determines when that specific performance obligation has been satisfied, based on achievement of milestones and/or a time elapsed measure of progress. In certain transactions, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Adopted Accounting Guidance
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning members' equity.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. The Company follows the policy of capitalizing all major additions, renewals, and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2018, there was no allowance for doubtful accounts.

Income Taxes
The Company is an LLC taxed as a partnership for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, as a sole member LLC, files income tax returns in the U.S. in both federal and state jurisdictions on a consolidated basis under Mensura Holdings, LLC. With few exceptions, Mensura Holdings is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years before 2014.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $845,599; which was $840,599 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was .67%.

4. COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies at December 31, 2018.

5. PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classification, as follows:

Furniture & Fixtures	$ 10,322
Office Equipment	545
Computer Hardware	8,239
Leasehold Improvements	2,002
Total Property and Equipment	$ 21,108
Less: Accumulated Depreciation	(20,626)
Net Property and Equipment	$ 482

Total depreciation was $637 for the year ended December 31, 2018.

6. RELATED PARTY TRANSACTIONS

The Company subleases space from its sole member, Mensura Holdings, LLC, who is party to a lease. Under the agreement, the Company pays $3,350 a month. The lease is indefinite. The Company paid $40,200 under the agreement for the year ended December 31, 2018.

During the course of the year, the Company advances monies on a short-term basis to Mensura Capital, LLC, a related company by common ownership, to fund a variety of expenses. At December 31, 2018, the Company was owed $177,436 for these advances.

7. BUSINESS CONCENTRATIONS

The Company earned revenue from one major customer that accounted for 82% of advisory fees for the year ended December 31, 2018.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 4, 2019, the date that its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.